================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

--------------------------------------------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)   December 31, 1999
                                                   -----------------

                         CONVERGENT COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

          Colorado                    333-53953                 84-1337265
(State or other jurisdiction   (Commission File Number)      (I.R.S. Employer
      of incorporation)                                     Identification No.)

                      400 Inverness Drive South, Suite 400
                            Englewood, Colorado 80112
                                 (303) 749-3000
          (Address and telephone number of principal executive offices)

================================================================================

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
               CONVERGENT COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         CONVERGENT COMMUNICATIONS, INC.
                      400 Inverness Drive South, Suite 400
                            Englewood, Colorado 80112

Convergent Communications, Inc.
401(k) Plan

Financial Statements as of December 31, 1999 and 1998 and for the year ended December 31, 1999.

                                    SIGNATURE

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Convergent Communications, Inc.
Date: March 20, 2001
                                       By:       /S/ MARTIN E. FREIDEL
                                          --------------------------------------
                                                  Martin E. Freidel
                                       Executive Vice President, General Counsel
                                                    and Secretary

Convergent Communications Services, Inc. 401(k) Plan
Table of Contents
--------------------------------------------------------------------------------

                                                                           Pages

Report of Independent Accountants                                              1


Financial Statements:

   Statements of Net Assets Available For Benefits
       as of December 31, 1999 and 1998                                        2

   Statement of Changes in Net Assets Available For Benefits
       for the year ended December 31, 1999                                    3

Notes to Financial Statements                                               4 -9

Supplemental Information:

   Line 27(a) - Schedule of Assets Held For Investment Purposes
       as of December 31, 1999                                                10

   Line 27(d) - Schedule of Reportable Transactions
       for the year ended December 31, 1999                                   11

                        Report of Independent Accountants



The Plan Administrator and Participants of the
Convergent Communications Services, Inc. 401(k) Plan:

We were engaged to audit the financial statements of Convergent Communications Services, Inc. 401(k) Plan (the "Plan") at December 31, 1999 and 1998, and for the year ended December 31, 1999, as listed in the accompanying index. These financial statements and schedules are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 5, which was certified by Great-West Life & Annuity Insurance Company ("GWL&A"), the trustee of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that the trustee of the Plan holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of December 31, 1999 and 1998 and for the year ended December 31, 1999, that the information provided to the plan administrator by the trustee of the Plan is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


PricewaterhouseCoopers LLP



Denver, Colorado
September 13, 2000

Convergent Communications Services, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
as of December 31, 1999 and 1998
--------------------------------------------------------------------------------


                                                        1999             1998

Assets
Investments, at fair value (Note 3):
   Participant directed investments                  $ 8,774,015     $ 2,821,579
   Non-participant directed investments:
     Company Stock Fund                                5,177,651         732,404
                                                     -----------     -----------

         Total investments                            13,951,666       3,553,983

Contributions Receivable
Employer                                                 932,606         712,596
                                                     -----------     -----------

         Net assets available for benefits           $14,884,272     $ 4,266,579
                                                     ===========     ===========




   The accompanying notes are an integral part of these financial statements.

Convergent Communications Services, Inc. 401(k) Plan
Statement of Changes in Net Assets for Benefits
for the year ended December 31, 1999
--------------------------------------------------------------------------------

                                                                       Company
                                                     Participant      Stock Fund
                                                      Directed     Non-Participant
                                                     Investments       Directed          Total
Additions to net assets:
   Investment income:
     Net appreciation in fair value of investments   $  1,339,157    $  1,693,799    $  3,032,956
     Interest income                                        3,931              --           3,931
   Participant contributions                            5,094,972              --       5,094,972
   Employer contributions                                      --       3,203,113       3,203,113
                                                     ------------    ------------    ------------

         Total additions                                6,438,060       4,896,912      11,334,972
                                                     ------------    ------------    ------------

Deductions from net assets attributable to:
   Distributions                                         (485,624)       (231,655)       (717,279)
                                                     ------------    ------------    ------------

         Total deductions                                (485,624)       (231,655)       (717,279)
                                                     ------------    ------------    ------------

Net change                                              5,952,436       4,665,257      10,617,693

Net assets available for benefits at:
   December 31, 1998                                    2,821,579       1,445,000       4,266,579
                                                     ------------    ------------    ------------

   December 31, 1999                                 $  8,774,015    $  6,110,257    $ 14,884,272
                                                     ============    ============    ============


   The accompanying notes are an integral part of these financial statements.

Convergent Communications Services, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


1.   Plan Description

     On March 1, 1997, Convergent Communications, Inc. (the "Company") established the Convergent Communications, Inc. 401(k) Plan (the "Plan"). The name of the Plan was changed during 1999 to Convergent Communications Services, Inc. 401(k) Plan. The following description of the Plan provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan's provision.

     The Plan is a defined contribution plan available to all employees 18 years of age and older, reduced from 21 years of age and older as of October 13, 1999. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Participants may elect to contribute up to 15% of their annual salary, up to the maximum Internal Revenue Service limitation. Participants may elect to invest their contributions in any of the investment options described in
     Note 3 and change or transfer their investments at any time. Collectively these funds are referred to as the "Investment Funds." Under the savings plan feature of the Plan, the Company may make a discretionary dollar for dollar match in Company stock up to 6% of participant gross wage, such discretionary contributions are subject to the approval of the Company's Board of Directors.

     Administration and Expenses
     All of the Plan's participant directed investments are held and managed by GWL&A. For the Plan year ended December 31, 1999, all of the Plan's non-participant directed investments were held by Morgan Stanley Dean Witter and managed by Milliman and Robertson, Inc. All administrative costs arising under the Plan are paid by the Company.

     Vesting
     Participants vest immediately in both their contributions and related net investment income and any discretionary match contributions made by the employer.

     Benefits to Participants
     The value of a participant's account may be withdrawn to provide benefits due to termination of employment, retirement, death or disability. Such distributions will be distributed in two lump sum cash payments, one representing the participant's savings and one representing the value of the employer match.

     Plan Termination
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


2.   Summary of Significant Accounting Policies

     The following is a description of significant accounting policies applied by the Plan:

     Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates
     The preparation of the Plan's financial statements requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of Plan assets and changes in Plan assets and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Convergent Communications Services, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


     Net Appreciation (Depreciation) in the Fair Value of Investments
     The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

     Investment Valuation and Income Recognition
     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Shares of Company stock are valued at quoted market prices at year end.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

     Payment of Benefits
     Benefits are recorded when paid.

     Reinvested Earnings
     Interest and dividends received are reinvested in the respective funds. Gains or losses realized on the sale of stock held by the various mutual funds investing in equity securities are charged or credited to the respective funds.


3.   Investment Options

     All of the Plan's participant directed investments are held and managed by GWL&A. As part of an agreement with the Plan, GWL&A maintains funds in which participants of the Plan may invest:

     o Guaranteed Certificate Fund-Provides investors with stable, long-term investment growth. They are much like certificates of deposit: all money deposited into a certificate during a "deposit period" earns a guaranteed rate of return, credited daily until maturity. The deposit period for each certificate is one calendar quarter. A new certificate with its own unique interest rate is created at the start of each deposit period. All money contributed during each deposit period will earn the same interest rate until the certificate matures. Maturity periods may be 36, 60 or 84 months.

     o AIM Constellation Fund-Seeks capital growth by investing in small- and medium-sized companies. Stocks are typically held of firms that have had above-average and consistent long-term earnings growth and exhibit favorable prospects for future growth, and companies that are currently experiencing a dramatic increase in profits.

     o Orchard Index 600 Portfolio-Seeks to mirror the performance (before fees) of small capitalization stocks by investing in stocks that comprise the Standard & Poor's ("S&P") 600 Index.

     o Maxim Growth Index Portfolio-Seeks to mirror the performance of the S&P/Barra Large-Cap Growth Index. This index contains stocks within the S&P 500 Index that are categorized as growth stocks by their lower book-to-price ratios.

     o The Lord Abbett Developing Growth Fund-Focuses on companies with above-average revenue and earnings growth, above-average returns on equity, the ability to finance growth, and modest valuations.

     o Maxim U.S. Government Mortgage Securities-At least 65% of the fund's holdings are securities related to government agency mortgages. These holdings are backed by the full faith and credit of the U.S. Government, one of its agencies or instrumentalities.

Convergent Communications Services, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


     o Maxim Short-Term Maturity Bond Portfolio-Expected to be the least volatile of the bond funds offered through the 401(k) plan. Focuses on preservation of capital, liquidity and maximum total return through investment in an actively managed portfolio of debt services. No individual security will have a maturity of more than three years.

     o Fidelity Advisor Growth Opportunities Fund-Seeks capital growth through investment of at least 65% of its assets in equity securities of companies that management believes have long-term growth potential.

     o    Orchard Index 500-Seeks to mirror the performance of the S&P 500
          Index.

     o AIM Weingarten Fund-Invests primarily in common stocks. The fund invests primarily in the stocks of companies who have experienced above-average and consistent growth in earnings or are experiencing a dramatic increase in profits.

     o AIM Charter Fund-Seeks capital growth, with current income as a secondary objective. Generally, stocks of large, well-known companies with a history of stable and improving revenues and earnings are selected. These stocks also typically have had increasing dividend payouts. At least 90% of the fund's common stocks are expected to pay dividends.

     o Maxim Value Index Portfolio-Seeks to mirror the performance of the S&P/Barra Large-Cap Value Index which contains stocks within the S&P 500 Index categorized as value stocks because of their higher book-to-price ratios.

     o Fidelity Advisor Equity Income Fund-At least 65% of assets are in income-producing common and preferred stocks. The balance of the fund may be in debt securities.

     o Putnam Global Growth Fund-Invests at least 65% of assets in at least three different countries. Invests primarily in equity securities and may invest without limit in securities principally traded in foreign markets.

     o Fidelity Advisor Overseas Fund-Invests mostly in equity securities of foreign corporations. The fund selects countries in which to invest based on the size of the market in each country relative to the size of the international market as a whole.

     o Maxim Money Market Fund-Seeks to preserve capital, maintain liquidity and earn the highest possible current income by investing in short-term money market securities. Remaining maturities of holdings may not exceed 13 months, except for U.S. governmental securities which are limited to 25 months.

     o Profile Series I-Designed for the aggressive investor. This portfolio consists of a diversified blend of individual funds. All of its assets are in equity-type investments.

     o Profile Series II-Designed for the moderately aggressive investor. This portfolio consists of diversified blend of individual funds. Of its total assets, 80% are in equity-type investments and 20% are in fixed-income investments.

     o Profile Series III-Designed for the moderate investor. This portfolio consists of a diversified blend of individual funds. Of its total assets, 60% are in equity-type investments and 40% are in fixed-income investments.

Convergent Communications Services, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


     o Profile Series IV-Designed for the moderately conservative investor. This portfolio consists of a diversified blend of individual funds. Of its total assets, 40% are in equity-type investments and 60% are in fixed-income investments.

     o Profile Series V-Designed for the conservative investor. This portfolio consists of a diversified blend of individual funds. Of its total assets, 20% are in equity-type investments and 80% are in fixed-income investments.

     o Maxim INVESCO ADR Portfolio-Focuses on capital appreciation and current income, while reducing risk through diversification. Substantially all the portfolio's assets will be invested in foreign securities that are issued in the form of American Depository Receipts (ADR's) or foreign stocks that are registered with the SEC and traded in the United States.

     o Maxim Index European Portfolio-Seeks investment results that track the total return of the common stocks that comprise the FT/S&P Actuaries Large-Cap European Index. It pursues this objective by owning the securities contained in the index in as close as possible a proportion of the portfolio as each stock's weight in the index.

     o Maxim Index Pacific Portfolio-Seeks investment results that track the total return of the common stocks that comprise the FT/S&P Actuaries Large-Cap Pacific Index. It pursues this objective by owning the securities contained in the index in as close as possible a proportion of the portfolio as each stock's weight in the index.

     o Maxim Ariel Small-Cap Value Portfolio-Has a socially responsible investment policy. It seeks undervalued, small and medium-sized companies with financial strength, distinct market niches and proven records of success.

     o Maxim Loomis Sayles Small-Cap Value Portfolio-At least 65% of assets are invested in companies with market capitalization of less than $500 million. Up to 35% may be in larger companies and a limited amount in foreign securities. This portfolio emphasizes undervalued securities.

     o Maxim T. Rowe Price Mid-Cap Growth Portfolio-Seeks long-term growth of capital by investing at least 65% of its total assets in a diversified pool of mid-cap companies with well-above-average growth potential.

     o Putnam Fund for Growth & Income-Invests primarily in common stocks issued by well-established companies with steady history of profits and attractive price/earnings ratios. It may also purchase preferreds, convertibles, and corporate debt of any credit quality. It may invest up to 20% of assets in foreign securities.

     o Maxim Founders Growth & Income Portfolio-Seeks long-term growth of both capital and income, and invests at least 65% of assets in common stocks of companies with market capitalizations of at least $1 billion. Focuses on companies with proven records of earnings and dividends that appear to be in sound financial condition.

     o American Century Ultra Fund-Invests at least 90% of assets in equities selected for their appreciation potential. The majority of these securities are common stocks issued by companies that meet management's standards for earnings and revenue growth. The fund may only purchase securities of companies that have operated continuously for three or more years.

     o Maxim Bond Index Portfolio-Seeks to mirror the Lehman Brothers Aggregate Bond Index. The Index is a broad market-weighted index that includes U.S. Government debt obligations , investment grade U.S. corporate bonds, mortgage backed securities, foreign government bonds, and asset backed securities.

Convergent Communications Services, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


     o Maxim Loomis-Sayles Corporate Bond Portfolio-Seeks high total return through a combination of current income and capital appreciation. Normally the portfolio invests all of its assets in debt securities, although up to 20% of securities may be invested in preferred stocks, 10% in foreign securities, and 35% in high-yield securities rated below investment grade.

     o Maxim Global Bond Portfolio-Seeks to duplicate the investment results and asset allocation of the Dreyfus Global Bond Fund. The portfolio invests in at least three countries, selected based on relative yields, the economics and financial markets of the issuing country, and the interest rate climate of such countries.


4.   Federal Income Taxes

     The Plan has not requested a tax determination letter from the Internal Revenue Service. However, the form of the Plan is a standard form, which has been previously approved by the Internal Revenue Service.

     The Plan's management believes the Plan is currently designed and being operated in accordance with the applicable rules and regulations and is, therefore, exempt from federal income taxes under Section 510(a) of the Code.


5.   Information Provided by the Trustee (Unaudited)

     The following unaudited information in the financial statements and supplemental schedules was certified to be complete and accurate by GWL&A within the meaning of 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA:

     o All amounts relating to participant directed investments as enumerated in the Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998.

     o All amounts relating to participant directed investment income and net appreciation in the fair value of investments as enumerated in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1999.

     o All amounts other than Company stock, enumerated in the Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1999.

     o All amounts other than Company stock, enumerated in the Supplemental Schedule of Reportable Transactions for the year ended December 31, 1999.


6.   Concentration of Credit Risk

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of market volatility resulting in changes in the value of the investment securities, it is possible that the changes in risks could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Convergent Communications Services, Inc. 401(k) Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


7.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 1999 and 1998:

                                                       1999           1998

       Net assets available for benefits per
         the financial statements                 $ 14,884,272    $ 4,266,579
       Amounts allocated to withdrawing
         participants                                 (114,295)            --
                                                  ------------    -----------

       Net assets available for benefits per
         the Form 5500                            $ 14,769,977    $ 4,266,579
                                                  ============    ===========

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1999:

       Benefits paid to participants per the
         financial statements                     $    717,279
       Amounts allocated to withdrawing
         participants at December 31, 1999             114,295
                                                  ------------

       Benefits paid to participants per the
         Form 5500                                $    831,574
                                                  ============

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.


8.   Subsequent Event (Unaudited)

     In January 2000, the Company amended the plan to allow loans from employee contributions only, and to allow distributions of the employer match portion of a participant's account to be made in cash or as an in-kind distribution of Company stock.

     Additionally, the Company appointed GWL&A as record keeper of the Plan for the non-participant directed investments effective January 4, 2000, and Norwest Bank of Minnesota ("Norwest") as Custodian of the Plan for the non-participant directed investments effective January 1, 2000. Accordingly, certain Plan assets were transferred to Norwest during April 2000.

                            SUPPLEMENTAL INFORMATION

Convergent Communications Services, Inc. 401(k) Plan
Line 27a - Schedule of Assets Held For Investment Purposes
as of December 31,  1999
--------------------------------------------------------------------------------

                                                Description of Investment
                                                Including Maturity Date,
       Identity of Issue, Borrower,           Rate of Interest, Collateral,                    Current
         Lessor, or Similar Party                 Par or Maturity Value            Cost         Value
------------------------------------------- ----------------------------------- ------------ -----------
Guaranteed Certificate Fund                   Term of 36 months                 $   109,618  $   109,618
Guaranteed Certificate Fund                   Term of 60 months                      17,452       17,452
Guaranteed Certificate Fund                   Term of 84 months                       5,722        5,722
Maxim Bond Index                              Mutual Fund - Bonds                    14,759       14,721
Maxim Loomis Sayles Corporate Bond            Mutual Fund - Bonds                    37,862       38,737
Maxim U.S. Government Mortgage Securities     Mutual Fund - Bonds                    57,238       57,351
Maxim Global Bond                             Mutual Fund - Bonds                    14,972       14,410
Maxim Short-Term Maturity Bond                Mutual Fund - Bonds                    10,028       10,162
Maxim Money Market                            Mutual Fund - Stocks                  380,424      390,877*
Maxim Index European                          Mutual Fund - Mix                     123,575      140,641
Fidelity Advisor Overseas                     Mutual Fund - International Stock      46,713       61,024
Maxim INVESCO ADR                             Mutual Fund - International Stock       9,241       10,969
Maxim Index Pacific                           Mutual Fund - International Stock     184,557      235,397*
Putnam Global Growth                          Mutual Fund - International Stock     181,192      258,592*
AIM Charter                                   Mutual Fund - Stocks and Bonds        181,751      212,899
Orchard Index 500                             Mutual Fund - Stocks                  387,931      430,162*
Maxim Founders Growth & Income                Mutual Fund - Stocks                   99,938      112,639
American Century Ultra                        Mutual Fund - Stocks                  978,116    1,261,494*
AIM Weingarten                                Mutual Fund - Stocks                  310,832      382,073*
Maxim Growth Index                            Mutual Fund - Stocks                  557,367      659,822*
Fidelity Advisor Equity Income                Mutual Fund - Stocks and Bonds        137,663      139,356
Fidelity Advisory Growth Opportunities        Mutual Fund - Stocks and Bonds        206,645      210,516
Putnam Fund for Growth & Income               Mutual Fund - Stocks and Bonds        152,808      148,622
Maxim Value Index                             Mutual Fund - Stocks                  110,056      115,483
AIM Constellation                             Mutual Fund - Stocks                  278,111      378,346*
Maxim T. Rowe Price Mid-Cap Growth            Mutual Fund - Stocks                  104,429      123,789
Profile Series I                              Mutual Fund - Mix                   1,219,247    1,442,344*
Profile Series II                             Mutual Fund - Mix                     953,310    1,084,627*
Profile Series III                            Mutual Fund - Mix                     301,322      334,413*
Profile Series IV                             Mutual Fund - Mix                      44,467       47,540
Profile Series V                              Mutual Fund - Mix                      29,356       30,451
Orchard Index 600                             Mutual Fund - Stocks                   84,859       94,084
Lord Abbett Developing Growth                 Mutual Fund - Stocks                   78,133       95,003
Maxim Ariel Small-Cap Value                   Mutual Fund - Stocks                   28,861       28,002
Maxim Loomis Sayles Small-Cap Value           Mutual Fund - Stocks                   75,182       76,677
Company Stock**                               Stock                               4,416,458    6,110,257*
                                                                                -----------  -----------

                                                                                $11,930,195  $14,884,272
                                                                                ===========  ===========

 *  Represents 5% or more of net assets available for benefits.
**  Non-participant directed investment.


            The information in this schedule has been certified as to
                  its completeness and accuracy by the Trustee.

Convergent Communications, Inc. 401(k) Plan
Line 27d - Schedule of Reportable Transactions
as of December 31,  1999
--------------------------------------------------------------------------------

                                     Purchases                                Sales
                           --------------------------  ----------------------------------------------------
 Description of Asset        Number of    Transaction   Number of     Transaction  Cost of Asset   Net Gain
                           Transactions      Amount    Transactions      Amount

Maxim Money Market             1,214       $  655,744        66        $ 616,769     $ 609,002     $  7,767
Putnam Global Growth           2,745          249,127        --               --            --           --
Orchard Index 500              4,634          426,813        --               --            --           --
American Century Ultra         8,186        1,160,355       334          498,868       434,657       64,211
AIM Weingarten                 4,497          336,796        --               --            --           --
Maxim Growth Index             4,697          599,662       196          260,602       223,044       37,558
Fidelity Advisor Growth
     Opportunities             3,136          235,964        --               --            --           --
AIM Constellation              3,053          318,164        --               --            --           --
Profile Series I               5,363        1,399,651       239          700,835       608,084       92,751
Profile Series II              5,186        1,167,076       234          639,000       584,723       54,277
Profile Series III             2,297          315,507        --               --            --           --
Company Stock                      4        2,751,448        --               --            --           --


            The information in this schedule has been certified as to
                  its completeness and accuracy by the Trustee.